January 4, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Dana Brown
Kristin Shifflett
Melissa Raminpour
Tonya K. Aldave

Re: Sinorama Corporation
Registration Statement on Form S-1
Filed November 10, 2016
File No. 333-214546

Ladies and Gentlemen:

Further to Ms. Tonya Aldave’s telephone call on January 3, 2017, to our legal counsel, Mr. William D. O’Neal, Sinorama Corporation (the “Company”), hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 10:00 AM Eastern Standard Time on Monday, January 9, 2017, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We hereby acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any further queries or responses to Mr. William D. O’Neal, our corporate attorney, at 480-510-4253.

Yours truly,

/s/	Qian Hong
Qian Hong
President